Amazon.com, Inc.

410 Terry Avenue North

Seattle, WA 98109-5210

(206) 266-1000

December 12, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mara L. Ransom

Re:	Amazon.com, Inc.
Registration Statement on Form S-4 (File No. 333-221675)

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the registrant Amazon.com, Inc. (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”), so as to become effective at 4:00 p.m. Eastern time on Wednesday, December 13, 2017 or as soon as possible thereafter.

Please do not hesitate to contact Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 with any questions or comments with respect to this letter.

Sincerely,

AMAZON.COM, INC.

By:	/s/ Kurt H. Zumwalt
Name:	Kurt H. Zumwalt
Title:	Vice President and Treasurer

cc:	Andrew L. Fabens, Esq., Gibson, Dunn & Crutcher LLP